Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
	(in thousands)
Earnings:
Net loss	$(9,186)	$(11,898)	$(12,150)	$(12,648)	$(10,686)	$(6,264)
Add: Fixed Charges	553	451	342	424	422	190
Earnings as defined	$(8,633)	$(11,447)	$(11,808)	$(12,224)	$(10,264)	$(6,074)

Fixed Charges:
Estimated interest component of rent	$553	$451	$342	$424	$422	$190
Total fixed charges	$553	$451	$342	$424	$422	$190

Ratio of earnings to fixed charges (1)	-	-	-	-	-	-

(1)

For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preference dividends to earnings, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of an estimate of the interest within rental expense. Earnings were insufficient to cover fixed charges by $9.2 million in 2012, $11.9 million in 2013, $12.2 million in 2014, $12.6 million in 2015, $10.7 million in 2016 and $6.3 million in the first six months of 2017. For the periods set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.